Exhibit 99.1

Zeekr Group Reports First Quarter 2025 Unaudited Financial Results

HANGZHOU, China, May 15, 2025 -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its unaudited financial results for the first quarter ended March 31, 20251.

Operating Highlights for the First Quarter of 2025

•	Total vehicle deliveries were 114,011 units for the first quarter of 2025, representing a 21.1% year-over-year increase. The Zeekr brand delivered 41,403 vehicles, an increase of 25.2% year-over-year. Meanwhile, the Lynk & Co brand delivered 72,608 vehicles, recording growth of 18.9% year-over-year, with 52.4% of deliveries coming from NEV models.

Deliveries	2025 Q1	2024 Q4	2024 Q3	2024 Q2
	114,011	169,088	124,606	119,755

Deliveries	2024 Q1	2023 Q4	2023 Q3	2023 Q2
	94,115	120,114	94,151	72,276

Financial Highlights for the First Quarter of 2025

•	Vehicle sales were RMB19,096 million (US$2,631 million)[2] for the first quarter of 2025, representing an increase of 16.1% from the first quarter of 2024 and a decrease of 38.4% from the fourth quarter of 2024.

•	Vehicle margin[3] was 16.5% for the first quarter of 2025, compared with 13.1% for the first quarter of 2024 and 14.3% for the fourth quarter of 2024.

•	Total revenues were RMB22,019 million (US$3,034 million) for the first quarter of 2025, representing an increase of 1.1% from the first quarter of 2024 and a decrease of 37.8% from the fourth quarter of 2024.

•	Gross profit was RMB4,213 million (US$580 million) for the first quarter of 2025, representing an increase of 18.8% from the first quarter of 2024 and a decrease of 33.8% from the fourth quarter of 2024.

•	Gross margin was 19.1% for the first quarter of 2025, compared with 16.3% for the first quarter of 2024 and 18.0% for the fourth quarter of 2024.

•	Loss from operations was RMB1,259 million (US$174 million) for the first quarter of 2025, representing a decrease of 25.7% from the first quarter of 2024 and an increase of 16.3% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)[4] was RMB1,136 million (US$157 million) for the first quarter of 2025, representing a decrease of 32.8% from the first quarter of 2024 and an increase of 14.3% from the fourth quarter of 2024.

1 All disclosed data (including historical periods) are recast to reflect common-control accounting treatment related to Lynk & Co.'s acquisition.

2 All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) are made at an exchange rate of RMB7.2567 to US$1.00, set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025.

3 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

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•	Net loss was RMB763 million (US$105 million) for the first quarter of 2025, representing a decrease of 60.2% from the first quarter of 2024 and an increase of 21.3% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB640 million (US$88 million) for the first quarter of 2025, representing a decrease of 66.5% from the first quarter of 2024 and an increase of 18.5% from the fourth quarter of 2024.

Key Financial Results for the First Quarter of 2025

(in RMB millions, except for percentages)

	2025 Q1	2024 Q4	2024 Q1	% Change [i]
				YoY		QoQ
Vehicle sales	19,096	31,015	16,450	16.1%		(38.4)%
-Zeekr	9,987	19,302	8,174	22.2%		(48.3)%
- Lynk & Co	9,109	11,713	8,276	10.1%		(22.2)%
Vehicle margin	16.5%	14.3%	13.1%	3.4	pts	2.2	pts
-Zeekr	21.2%	17.3%	14.4%	6.8	pts	3.9	pts
- Lynk & Co	11.4%	9.3%	11.8%	(0.4	)pts	2.1	pts

Total revenues	22,019	35,377	21,781	1.1%		(37.8)%
Gross profit	4,213	6,365	3,545	18.8%		(33.8)%
Gross margin	19.1%	18.0%	16.3%	2.8	pts	1.1	pts

Loss from operations	(1,259)	(1,083)	(1,694)	(25.7)%		16.3%
Non-GAAP loss from operations	(1,136)	(994)	(1,691)	(32.8)%		14.3%

Net loss	(763)	(629)	(1,915)	(60.2)%		21.3%
Non-GAAP net loss	(640)	(540)	(1,912)	(66.5)%		18.5%

[i]	Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

In April, Zeekr Group delivered a total of 41,316 vehicles across its Zeekr and Lynk & Co brands, marking a 1.5% increase compared to the previous month. This achievement was made possible by the trust and support of over 1.9 million users. Specifically, the Zeekr brand delivered 13,727 vehicles, while Lynk & Co brand delivered 27,589 vehicles.

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New Model Launches

The Zeekr 7GT, the brand’s second shooting brake, was launched in China on April 15, 2025. Equipped with advanced silicon carbide-powered e-motors, the vehicle achieves 0-100 km/h acceleration in merely 2.95 seconds under rolling start conditions. Exceptional performance and world-class safety features position the Zeekr 7GT for a strong showing in global markets.

Zeekr Group also unveiled its flagship luxury SUV, the Zeekr 9X, at the Shanghai Auto Show. As the first hybrid model under the Zeekr brand, the Zeekr 9X sets new benchmarks in design, performance, and electrification, marking a major leap forward for the brand. This groundbreaking model is slated for a global launch in the third quarter of 2025.

On April 28, the Lynk & Co brand commenced deliveries of the Lynk & Co 900, a large six-seater family SUV. Built on the powerful SPA Evo platform, the top-tier variant is equipped with the G-Pilot H7 package, featuring NVIDIA's DRIVE AGX Thor computing platform with an industry-leading 700 TOPS of processing power. With its expansive interior, cutting-edge technology, and thrilling performance, the model has already garnered over 40,000 pre-orders since its debut in December.

CEO and CFO Comments

“We achieved a major milestone during the first quarter with the full integration of Zeekr and Lynk & Co, which expanded our global user base to over 1.9 million,” said Mr. Andy An, Zeekr Group’s Chief Executive Officer. “The two brands’ initial technological consolidation has already boosted profitability through optimized R&D and shared platforms. As we accelerate into our next growth phase, we will continue to redefine premium mobility through technology-driven experiences and luxury service, strengthening our position as the world’s leading premium new energy vehicle group.”

Mr. Jing Yuan, Zeekr Group’s Chief Financial Officer, added, “In the first quarter of 2025, enhanced platform synergies and disciplined supply chain management drove record profitability, with our overall vehicle margin reaching 16.5% and the Zeekr brand’s margin rising to an unprecedented 21.2%. Looking ahead, we will remain laser-focused on deepening resource integration and unlocking greater synergistic value to deliver enhanced returns for our shareholders and build enduring value.”

Financial Results for the First Quarter of 2025

Revenues

•	Total revenues were RMB22,019 million (US$3,034 million) for the first quarter of 2025, representing an increase of 1.1% from RMB21,781 million for the first quarter of 2024 and a decrease of 37.8% from RMB35,377 million for the fourth quarter of 2024.

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•	Revenues from vehicle sales were RMB19,096 million (US$2,631 million) for the first quarter of 2025, representing an increase of 16.1% from RMB16,450 million for the first quarter of 2024, and a decrease of 38.4% from RMB31,015 million for the fourth quarter of 2024. The year-over-year increase was attributable to the increase in new model delivery volume, partially offset by the lower average selling price due to changes in product mix and pricing strategy between the two quarters. The quarter-over-quarter decrease was mainly attributable to a decrease in delivery volume, which was affected by seasonal factors.

•	Revenues from other sales and services were RMB2,923 million (US$403 million) for the first quarter of 2025, representing a decrease of 45.2% from RMB5,331 million for the first quarter of 2024 and a decrease of 33.0% from RMB4,362 million for the fourth quarter of 2024. The year-over-year decrease was mainly due to the decreased sales volume and unit price of battery packs and electric drives. The quarter-over-quarter decrease was mainly due to a decrease in sales of R&D services to our related parties and reduced OEM production volumes at Lynk & Co’s manufacturing facilities in the first quarter of 2025.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB17,806 million (US$2,454 million) for the first quarter of 2025, representing a decrease of 2.4% from RMB18,236 million for the first quarter of 2024 and a decrease of 38.6% from RMB29,012 million for the fourth quarter of 2024. The slight year-over-year decrease was primarily attributable to the ongoing vehicle cost-saving initiatives, partially offset by increased vehicle deliveries, as well as reductions stemming from lower sales of battery packs and other components. The quarter-over-quarter decrease was mainly due to the reduced vehicle delivery volume combined with sustained vehicle cost-saving initiatives.

•	Gross profit was RMB4,213 million (US$580 million) for the first quarter of 2025, representing an increase of 18.8% from RMB3,545 million for the first quarter of 2024 and a decrease of 33.8% from RMB6,365 million for the fourth quarter of 2024.

•	Gross margin was 19.1% for the first quarter of 2025, compared with 16.3% for the first quarter of 2024 and 18.0% for the fourth quarter of 2024.

•	Vehicle margin was 16.5% for the first quarter of 2025, compared with 13.1% for the first quarter of 2024 and 14.3% for the fourth quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributed to sustained cost-saving initiatives, partly offset by the lower average selling price of vehicles.

Operating Expenses

•	Research and development expenses were RMB2,908 million (US$401 million) for the first quarter of 2025, representing an increase of 25.0% from RMB2,326 million for the first quarter of 2024 and a decrease of 25.6% from RMB3,910 million for the fourth quarter of 2024. The year-over-year increase was mainly attributable to incremental costs associated with the development of our new vehicle platform. The quarter-over-quarter decrease was mainly driven by accelerated progressing of R&D projects in Q4 2024 to align with the 2025 product launch timelines.

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•	Selling, general and administrative expenses were RMB2,645 million (US$364 million) for the first quarter of 2025, representing a decrease of 9.2% from RMB2,913 million for the first quarter of 2024 and a decrease of 35.8% from RMB4,123 million for the fourth quarter of 2024. The year-over-year and quarter-over-quarter decreases were mainly attributable to higher marketing and advertising expenses to support new vehicle model launches in Q1 2024 and Q4 2024, as well as stringent cost discipline implemented under the Company's 2025 efficiency enhancement program.

Loss from Operations

•	Loss from operations was RMB1,259 million (US$174 million) for the first quarter of 2025, representing a decrease of 25.7% from RMB1,694 million for the first quarter of 2024 and an increase of 16.3% from RMB1,083 million for the fourth quarter of 2024.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB1,136 million (US$157 million) for the first quarter of 2025, representing a decrease of 32.8% from RMB1,691 million for the first quarter of 2024 and an increase of 14.3% from RMB994 million for the fourth quarter of 2024.

Net Loss and Net Loss Per Share

•	Net loss was RMB763 million (US$105 million) for the first quarter of 2025, representing a decrease of 60.2% from RMB1,915 million for the first quarter of 2024 and an increase of 21.3% from RMB629 million for the fourth quarter of 2024.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB640 million (US$88 million) for the first quarter of 2025, representing a decrease of 66.5% from RMB1,912 million for the first quarter of 2024 and an increase of 18.5% from RMB540 million for the fourth quarter of 2024.

•	Net loss attributable to ordinary shareholders of Zeekr Group was RMB718 million (US$99 million) for the first quarter of 2025, representing a decrease of 63.8% from RMB1,982 million for the first quarter of 2024 and a decrease of 18.1% from RMB877 million for the fourth quarter of 2024.

•	Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB595 million (US$82 million) for the first quarter of 2025, representing a decrease of 69.9% from RMB1,979 million for the first quarter of 2024 and a decrease of 24.5% from RMB788 million for the fourth quarter of 2024.

•	Basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.28 (US$0.04) for the first quarter of 2025, compared with RMB0.99 each for the first quarter of 2024 and RMB0.34 each for the fourth quarter of 2024.

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•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.23 (US$0.03) for the first quarter of 2025, compared with RMB0.99 each for the first quarter of 2024 and RMB0.31 each for the fourth quarter of 2024.

•	Basic and diluted net loss per American Depositary Share (“ADS[5]”) attributed to ordinary shareholders were both RMB2.81 (US$0.39) for the first quarter of 2025, compared with RMB3.44 each for the fourth quarter of 2024.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were both RMB2.33 (US$0.32) for the first quarter of 2025, compared with RMB3.09 each for the fourth quarter of 2024.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB9,898 million (US$1,364 million) as of March 31, 2025.

Conference Call

The Company’s management will host an earnings conference call on Thursday, May 15, 2025, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day).

All participants who wish to join the call are requested to complete the online registration using the link provided below. After registration, each participant will receive by email a set of dial-in numbers, a passcode and a unique access PIN to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10198801/feeb731fe9

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.zeekrgroup.com.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

5 Each ADS represents ten ordinary shares.

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Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

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Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com

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ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in million)

	As of
	December 31	March 31	March 31
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,897	7,496	1,033
Restricted cash	1,491	2,402	331
Notes receivable	12,268	5,370	740
Accounts receivable	2,344	2,447	337
Inventories	10,388	10,255	1,413
Amounts due from related parties	9,821	9,737	1,342
Prepayments and other current assets	4,654	6,319	871
Total current assets	50,863	44,026	6,067
Property, plant and equipment, net	10,984	10,653	1,468
Intangible assets, net	1,346	1,380	190
Land use rights, net	506	503	69
Operating lease right-of-use assets	3,008	2,852	393
Deferred tax assets	340	349	48
Long-term investments	688	816	112
Other non-current assets	477	532	74
Total non-current assets	17,349	17,085	2,354
TOTAL ASSETS	68,212	61,111	8,421

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ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in million)

	As of
	December 31	March 31	March 31
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,353	9,426	1,299
Accounts payable	15,899	15,352	2,116
Notes payable and others	23,391	18,468	2,545
Amounts due to related parties	19,099	17,934	2,471
Income tax payable	98	162	22
Accruals and other current liabilities	15,455	13,084	1,803
Total current liabilities	75,295	74,426	10,256
Long-term borrowings	2,727	6,553	903
Operating lease liabilities, non-current	2,137	2,333	321
Other non-current liabilities	2,191	2,712	374
Deferred tax liability	57	58	8
Total non-current liabilities	7,112	11,656	1,606
TOTAL LIABILITIES	82,407	86,082	11,862

SHAREHOLDERS' EQUITY
Ordinary shares	3	3	-
Paid-in capital in combined companies	7,669	-	-
Additional paid-in capital	15,763	10,513	1,450
Treasury Stock	(187)	(187)	(26)
Accumulated deficits	(38,894)	(33,953)	(4,679)
Accumulated other comprehensive income	(142)	(41)	(6)
Total Zeekr Group shareholders’ deficit	(15,788)	(23,665)	(3,261)
Non-controlling interest	1,593	(1,306)	(180)
TOTAL SHAREHOLDERS’ DEFICIT	(14,195)	(24,971)	(3,441)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,212	61,111	8,421

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ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in million, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	16,450	31,015	19,096	2,631
Other sales and services	5,331	4,362	2,923	403
Total revenues	21,781	35,377	22,019	3,034
Cost of revenues:
Vehicle sales	(14,297)	(26,583)	(15,948)	(2,198)
Other sales and services	(3,939)	(2,429)	(1,858)	(256)
Total cost of revenues	(18,236)	(29,012)	(17,806)	(2,454)
Gross profit	3,545	6,365	4,213	580
Operating expenses:
Research and development expenses	(2,326)	(3,910)	(2,908)	(401)
Selling, general and administrative expenses	(2,913)	(4,123)	(2,645)	(364)
Other operating income, net	0	585	81	11
Total operating expenses	(5,239)	(7,448)	(5,472)	(754)
Loss from operations	(1,694)	(1,083)	(1,259)	(174)
Interest expense	(148)	(187)	(116)	(16)
Interest income	78	159	45	6
Investment income	0	727	0	0
Other income/(expense), net	(140)	(189)	593	82
Loss before income tax expense and share of losses in equity method investments	(1,904)	(573)	(737)	(102)
Share of income/(loss) in equity method investments	91	(134)	128	18
Income tax benefit/(expense)	(102)	78	(154)	(21)
Net loss	(1,915)	(629)	(763)	(105)
Less: income/(loss) attributable to non-controlling interest	67	248	(45)	(6)
Net loss attributable to shareholders of Zeekr Group	(1,982)	(877)	(718)	(99)

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ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in million, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(0.99)	(0.34)	(0.28)	(0.04)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,552,901,668	2,552,901,668	2,552,901,668
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	(3.44)	(2.81)	(0.39)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	255,290,167	255,290,167	255,290,167
Net loss	(1,915)	(629)	(763)	(105)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	138	(41)	19	3
Comprehensive loss	(1,777)	(670)	(744)	(102)
Less: comprehensive income/(loss) attributable to non-controlling interest	156	226	(68)	(9)
Comprehensive loss attributable to shareholders of Zeekr Group	(1,933)	(896)	(676)	(93)

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ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in million, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Loss from operations	(1,694)	(1,083)	(1,259)	(174)
Share-based compensation expenses	3	89	123	17
Non-GAAP loss from operations	(1,691)	(994)	(1,136)	(157)
Net loss	(1,915)	(629)	(763)	(105)
Share-based compensation expenses	3	89	123	17
Non-GAAP net loss	(1,912)	(540)	(640)	(88)
Net loss attributable to ordinary shareholders	(1,982)	(877)	(718)	(99)
Share-based compensation expenses	3	89	123	17
Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group	(1,979)	(788)	(595)	(82)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,552,901,668	2,552,901,668	2,552,901,668
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(0.99)	(0.31)	(0.23)	(0.03)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	255,290,167	255,290,167	255,290,167
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	(3.09)	(2.33)	(0.32)

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